CM

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


02003786


SEC MAIL
RECEIVED
FEB 28 2002
WASH, D.C.
365
SECTION

SEC FILE NUMBER
8-49428

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

3/6/02

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

POINT DIREX SECURITIES, LLC

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 SOUTH ORANGE AVENUE - SUITE 1424
(No. and Street)

ORLANDO	FLORIDA	32801-3440
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JOHN BUSACCA, PRESIDENT (407) 241-2541
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

OSBURN, HENNING AND COMPANY
(Name — *if individual, state last, first, middle name*)

617 EAST COLONIAL DRIVE	ORLANDO	FLORIDA	32803
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 22 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, John Busacca, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Point Direx Securities, LLC, as of Feb. 27, 2002 19____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____


DENISE M. HALL
My Comm Exp. 3/19/05
No. DD 010192
X Personally Known Other I.D.

Denise M. Hall
Notary Public
Orange County, FL

Signature

President
Title

This report** contains (check all applicable boxes):

- X (a) Facing page.
- X (b) Statement of Financial Condition.
- X (c) Statement of Income (Loss).
- X (d) Statement of Changes in Financial Condition.
- X (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- X (g) Computation of Net Capital
- X (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- X (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- X (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- X (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

C O N T E N T S

Osburn, Henning and Company

CERTIFIED PUBLIC ACCOUNTANTS, P.A.

INDEPENDENT AUDITOR'S REPORT ON THE FINANCIAL STATEMENTS

The Members
Point Direx Securities, L.L.C.
Orlando, Florida

We have audited the accompanying statement of financial condition of Point Direx Securities, L.L.C. as of December 31, 2001, and the related statements of operations, members' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Point Direx Securities, L.L.C. as of December 31, 2001, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

Osburn, Henning and Company

Orlando, Florida
January 23, 2002

617 East Colonial Drive • Orlando, Florida 32803 • (407) 896-8021 • Fax (407) 896-8601
www.osburnhenning.com

POINT DIREX SECURITIES, L.L.C.

STATEMENT OF FINANCIAL CONDITION
December 31, 2001

ASSETS	
Cash	$ 297,157
Deposit with clearing organization	100,000
Commissions receivable	61,661
Due from affiliate	578,210
Furniture and equipment, at cost less accumulated depreciation of $58,639	156,743
Other assets	13,248
	$1,207,019

LIABILITIES AND MEMBERS' EQUITY	
LIABILITIES	
Accounts payable and accrued expenses	$ 240,624
Obligation under capital lease	49,914
Total liabilities	290,538
MEMBERS' EQUITY	916,481
	$1,207,019

The Notes to Financial Statements are an integral part of this statement.

POINT DIREX SECURITIES, L.L.C.

STATEMENT OF OPERATIONS
Year ended December 31, 2001

REVENUE	
Commissions	$3,187,432
Interest	12,214
Total revenue	3,199,646
EXPENSES	
Exchange and clearance fees	1,669,530
Other general and administrative	1,283,531
Total expenses	2,953,061
NET INCOME	$ 246,585

The Notes to Financial Statements are an integral part of this statement.

POINT DIREX SECURITIES, L.L.C.

STATEMENT OF MEMBERS' EQUITY
Year ended December 31, 2001

Balance, beginning	$ 726,728
Capital contributions	213,168
Net income	246,585
Distributions to members	(270,000)
Balance, ending	$ 916,481

The Notes to Financial Statements are an integral part of this statement.

POINT DIREX SECURITIES, L.L.C.

STATEMENT OF CASH FLOWS
Year ended December 31, 2001

CASH FLOWS FROM OPERATING ACTIVITIES	
Commissions received	$3,290,049
Interest received	12,214
Cash paid to suppliers and employees	(3,415,853)
Interest paid	(10,393)
Net cash (used in) operating activities	(123,983)
CASH FLOWS FROM INVESTING ACTIVITIES	
Deposit with clearing organization	(100,000)
CASH FLOWS FROM FINANCING ACTIVITIES	
Principal payments on obligation under capital lease	(41,540)
Capital contributions	213,168
Distributions to members	(270,000)
Net cash (used in) financing activities	(98,372)
NET DECREASE IN CASH	(322,355)
CASH, BEGINNING	619,512
CASH, ENDING	$ 297,157
RECONCILIATION OF NET INCOME TO NET CASH (USED IN) OPERATING ACTIVITIES	
Net income	$ 246,585
Adjustments to reconcile net income to net cash (used in) operating activities	
Depreciation	43,257
Decrease in commission receivable	102,617
Increase in due from affiliate	(578,210)
Increase in other assets	(13,248)
Increase in accounts payable and accrued expenses	75,016
Net cash (used in) operating activities	$ (123,983)

The Notes to Financial Statements are an integral part of this statement.

POINT DIREX SECURITIES, L.L.C.

NOTES TO FINANCIAL STATEMENTS

Note 1. Summary of Significant Accounting Policies

Nature of business:

Point Direx Securities, L.L.C. (the Company), is a registered broker-dealer under United States securities laws. The Company provides brokerage services to on-line trading firms. The office of the Company is located in Orlando, Florida.

Use of estimates:

In preparing the financial statements, management is required to make estimates and assumptions that affect certain reported amounts and disclosures. Actual results could differ significantly from those estimates.

Revenue recognition:

The Company recognizes commission income on the basis of the trade date.

Cash:

Cash in excess of federally insured limits represents a concentration of credit risk, but management monitors the capitalization and operating history of its financial institutions in order to minimize the risk of loss.

Furniture and equipment:

Furniture and equipment are carried at cost less accumulated depreciation. Depreciation is recorded using the straight-line method over the estimated useful lives of the assets.

Income taxes:

The Company is taxed as a partnership, which requires the members to report the income and deductions of the Company on their personal returns. Therefore, no provision for income taxes has been recorded.

Note 2. Clearing Organization

The Company is an introducing broker whose customers are serviced by a clearing broker on a fully disclosed basis. Under the agreement with the clearing broker, the Company must maintain a deposit of $100,000 with the clearing broker. In addition, the agreement holds the Company contingently liable for margin liabilities of its customers.

POINT DIREX SECURITIES, L.L.C.

NOTES TO FINANCIAL STATEMENTS

Note 3. Commissions Receivable

Commissions receivable at December 31, 2001 includes $48,492 which is disputed by the other party. Management intends to vigorously pursue collection of this amount, and believes that its efforts will be successful. Thus, no allowance for uncollectible amounts has been provided at December 31, 2001. This is a significant estimate that may change in the near-term.

Note 4. Related Party Transactions

Commission revenue is generated from unrelated customers who also conduct business under a contract with a company that is related to the Company by common ownership.

Software technology is provided by an entity related to the Company by common ownership. There were no charges for software technology during the year ended December 31, 2001. There was an amount due from this affiliate at December 31, 2001 in the amount of $578,210. This amount is unsecured, non-interest bearing, and due on demand.

The Company conducts its activities from office space that is sub-leased from a corporation related to the Company by common ownership. The agreement is a month-to-month agreement. Rent expense amounted to $145,781 for the year ended December 31, 2001.

Note 5. Leases

The Company leases furniture and equipment under a capital lease. Future minimum payments under capital leases are as follows:

Year ending December 31,	
2002	$ 51,571
Less amount representing interest	(1,657)
	$ 49,914

The capital lease agreement is collateralized by a $120,000 certificate of deposit.

CONTINUED ON NEXT PAGE

POINT DIREX SECURITIES, L.L.C.

NOTES TO FINANCIAL STATEMENTS

Note 5. Leases - Continued

Furniture and equipment at December 31, 2001 contain the following amounts related to the capital lease:

Original cost	$ 98,758
Accumulated depreciation	(24,690)
	$ 74,068

Depreciation of lease property and interest related to leased property under capital leases for the year ended December 31, 2001 amounted to $19,752 and $8,994 respectively.

In addition, the Company leases equipment under operating leases. Future minimum payments under these leases are as follows:

Year Ending December 31,	
2002	$ 58,725
2003	2,967
	$ 61,692

Note 6. Contingencies

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital of $100,000. Furthermore, the Company is required to notify the National Association of Securities Dealers when the net capital falls to within 120% of the required minimum net capital. In each of the months ended October, November and December 2001, the owners contributed capital in order to maintain 120% of the required minimum net worth. The Company's ability to maintain the minimum net worth in the future is contingent either upon sufficient profits or the willingness of the owners to continue making capital contributions to the Company.

Note 7. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2001, the Company had net capital of $144,745, which was $44,745 above its required net capital of $100,000. The Company's ratio of aggregate indebtedness to net capital was 2 to 1.

Osburn, Henning and Company

CERTIFIED PUBLIC ACCOUNTANTS, P.A.

INDEPENDENT AUDITOR'S REPORT ON THE SUPPLEMENTARY INFORMATION

The Members
Point Direx Securities, L.L.C.
Orlando, Florida

We have audited the financial statements of Point Direx Securities, L.L.C. for the year ended December 31, 2001, and have issued our report thereon dated January 23, 2002. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the accompanying supplementary information on pages 10 through 12 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Osburn, Henning and Company

Orlando, Florida
January 23, 2002

617 East Colonial Drive • Orlando, Florida 32803 • (407) 896-8021 • Fax (407) 896-8601
www.osburnhenning.com

POINT DIREX SECURITIES, L.L.C.

COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL
UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2001

AGGREGATE INDEBTEDNESS		
Accounts payable and accrued expenses		$ 240,624
Obligation under capital lease		49,914
		$ 290,538
MINIMUM REQUIRED NET CAPITAL		$ 100,000
NET CAPITAL		
Total members' equity		$ 916,481
Deductions:		
Non-allowable assets:		
Furniture and equipment, excluding $24,957 because of sole recourse of related indebtedness	$ 131,786	
Due from affiliate	578,210	
Commissions receivable not immediately collectible	48,492	
Other assets	13,248	
		771,736
Net capital		144,745
Minimum required net capital		100,000
Excess net capital		$ 44,745
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		2.01 to 1.0

POINT DIREX SECURITIES, L.L.C.

RECONCILIATION OF THE COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL WITH THAT OF THE REGISTRANT AS FILED IN PART IIA OF FORM X-17A-5
December 31, 2001

AGGREGATE INDEBTEDNESS	
Aggregate indebtedness as reported by registrant in Part IIA of Form X-17A-5 as of December 31, 2001	$290,538
Reconciling items	-
	$290,538
NET CAPITAL	
Net capital, as reported by registrant in Part IIA of Form X-17A-5 as of December 31, 2001	$144,745
Reconciling items	-
	$144,745

POINT DIREX SECURITITES, L.L.C.

OTHER SUPPLEMENTARY INFORMATION RELATING TO THE FINANCIAL STATEMENTS

STATEMENT RELATING TO THE EXEMPTIVE PROVISION OF RULE 15c3-3

The Company is exempt from Rule 15c3-3 under paragraph (k)(2). Customer payments are made directly to the clearing broker.

STATEMENT OF INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

The Company is exempt from the possession and control requirements of Rule 15c3-3 under paragraph (k)(2). As of December 31, 2001, the Company had no customers' securities that were required to be under possession or control.

Osburn, Henning and Company

CERTIFIED PUBLIC ACCOUNTANTS, P.A.

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

The Members
Point Direx Securities, L.L.C.
Orlando, Florida

In planning and performing our audit of the financial statements and supplemental schedules of Point Direx Securities, L.L.C. for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities we did not review the practices and procedures followed by the Company in any of the following: (1) making quarterly securities examinations, counts, verifications and comparisons, (2) recordation of differences required by Rule 17a-13; (3) complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

617 East Colonial Drive • Orlando, Florida 32803 • (407) 896-8021 • Fax (407) 896-8601
www.osburnhenning.com

To the Members
Point Direx Securities, L.L.C.
Page Two

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission and the National Association of Securities Dealers, Inc., and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Osburn, Henning and Company

Orlando, Florida
January 23, 2002